View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Snowbelt Cannabis

Jamestown, NY
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $40,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Snowbelt Cannabis is seeking investment to open a location.
Renovating LocationGenerating RevenueFirst Location
This is a preview. It will become public when you start accepting investment.
THE TEAM
Ashley Baron
CEO- Sales/Marketing

Ashley Baron is a local business owner and native of Western New York. She is owner of ABCinematograph
photographer business and also works year-round at Holiday Valley Ski Resort creating all of their media c
Ashley has been providing media services for our local community and surrounding areas for over 10 years

The skill sets she has gained, the hardships she's overcome, the relationships she has built, and the succe
correlates to her tireless efforts to assure that whatever avenue she is in, she will give her 110% to succee

With over a decade of exemplary and influential work ethic under her belt and having an extensive backgro
Ashley will ensure that the business is in top search engines, that the products appeal to the mass of pote
high end reputation as safe and responsible growers. As someone who is very personable with strong com
point of contact for client engagement, building strong relationships with dispensary owners to enlighten t
and why they should choose a small-scale grow operation to buy their cannabis. She will also be building i
businesses that Snowbelt can co-brand and partner with to work together in growing our brands and com

Ryan Peterson
Cultivation Manager

Strong work ethics from over a decade of self-employment

Importance of small businesses and entrepreneurs

This is a preview. It will become public when you start accepting investment.

OUR MISSION

Environmentalism and philanthropy are the company's top priorities and beliefs. As current Jamestown sm
members, Snowbelt aims to focus on quality over quantity and provide a safe and high-grade product.

Be as resource-efficient as possible by supporting other local businesses

Create local job opportunities and local tax revenues

Offer quality well paying jobs and educational opportunities

Set up charitable contributions throughout the year to help further enrich local residents lives that have be

Be as sustainable and environmentally conscious as we possibly can and will make sure the following area
water conservation, low energy consumption, proper recycling, soil composting and eco-friendly packagir

Focus on what we can do best and grow high-quality safe cannabis by maximizing growth through vertica
plants than we can give our full attention to

This is a preview. It will become public when you start accepting investment.

INTENDED USE OF FUNDS

Funds will be used for start-up costs to get Snowbelt Cannabis up and running as much of the 10,000 squ

Build out

Nutrients and supplies

Lights and growing equipment

Labor

This is a preview. It will become public when you start accepting investment.

TEAM EXPERIENCE

As owners of Biodome Project, they have obtained and held a Cannabinoid license since it was introduced
changing regulations. We have experience in compliance and working with state agencies for agriculture in
We currently have wholesale accounts and business relationships with lighting and equipment suppliers su
BFG Supply, Coast of Maine, Advanced Nutrients and others. Ryan has been growing and farming using or
for almost a Decade and under a New York Greenhouse growers License for 7 years. We have a vast know
cultivation. Ryan has gone above and beyond to study cannabis cultivation specifically and has gained an
about the plant itself and its multiple genetic traits. We are educating ourselves and paying close attentior
top of an ever changing and growing market. As a one-woman team for her production company, Ashley h
organization, business management, media production and marketing strategy. Over the decade, she has
variety of local businesses and organizations in Jamestown and Chautauqua County, building strong relati
having an extensive background in marketing skills and tools, Ashley will ensure that the business is in top
appeal to the mass of potential consumers, and will maintain a high end reputation as safe and responsibl

Experience working with controlled substances

Total $80,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,600,000	$1,760,000	$1,883,200	$1,977,360	$2,036,680
Cost of Goods Sold	$300,000	$330,000	$353,100	$370,755	$381,877
Gross Profit	$1,300,000	$1,430,000	$1,530,100	$1,606,605	$1,654,803
EXPENSES					
Utilities	$45,000	$46,125	$47,278	$48,459	$49,670
Salaries	$250,000	$275,000	$294,250	$308,962	$318,230
Insurance	$10,000	$10,000	$10,000	$10,000	$10,000
Equipment	$40,000	$41,000	$42,025	$43,075	$44,151
License fees	$20,000	$20,500	$21,012	$21,537	$22,075
Legal & Professional Fees	$50,000	$51,250	$52,531	$53,844	$55,190
Product Testing	$30,000	$30,750	$31,518	$32,305	$33,112
Start Up Costs	$350,000	$0	$0	$0	$0
Operating Profit	$505,000	$955,375	$1,031,486	$1,088,423	$1,122,375

This information is provided by Snowbelt Cannabis. Mainvest never predicts or projects performance, and financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $80,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends February 9th, 2022

Summary of Terms

Legal Business Name Snowbelt Gardens LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $40,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 3%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2027

Financial Condition

damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those juri
cannabis has been legalized at the state level, its prescription is a violation of federal law. The United State
States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the
cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps stat
medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area
towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and
industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, a
regulations are broad in scope and subject to evolving interpretations, which could require us to incur sub
compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations
in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in
applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, o
what effect additional governmental regulations or administrative policies and procedures, when and if pro

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not acce
trade and therefore would not be able to do business with the Company. As such, the Company and its wh
finding a bank willing to accept their business. There can be no assurance that banks currently or in the fu
cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will
prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may
open accounts, use the service of banks and otherwise transact business, which in turn may negatively af

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do
permitted under state law, as well as guidance from the United States Department of Justice, banks remai
businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there rem
may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution o
involved in the cannabis industry, including us, continue to have trouble establishing and maintaining bank
and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our
has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are expose

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY V

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above,
Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial in
the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may ne
personal checks and/or third party financial applications. This other sources may subject repayments to a
subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Ma
Company will be responsible for facilitating all repayments and it is possible the Company may have difficu
these future repayment obligations.

could negatively affect Snowbelt Cannabis's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Snowbelt Cannabis's management or vote on a
decisions regarding Snowbelt Cannabis. Furthermore, if the founders or other key personnel of Snowbelt (
Cannabis or become unable to work, Snowbelt Cannabis (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Snowbelt Cannabis and the key persons will have no control. Changes in assumptions or their underlying f
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th
there can be no assurance that the actual operating results will correspond to the forecasts provided here
newly established entity and therefore has no operating history from which forecasts could be projected v

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Snowbelt Cannabis might need to raise more capital in the future to fund/expand operations, buy property
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
Snowbelt Cannabis is unable to obtain additional funding when needed, it could be forced to delay its busi
altogether.

Changes in Economic Conditions Could Hurt Snowbelt Cannabis

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, o
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Snowbelt Cannabis's financial performance or
event Snowbelt Cannabis ceases operations due to the foregoing factors, it can not guarantee that it will b
generate revenue in the future.

No Registration Under Securities Laws

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons antitrust laws, and health care laws, could negatively affect Snowbelt Cannabis's financial performance or Specifically, any additional regulation on the industry could significantly negatively affect the business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with Snowbelt Cannabis or management), which is responsible for monitoring Snowbelt Cann Snowbelt Cannabis will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Snowbelt Ca than your initial expectations.

You Do Have a Downside

Conversely, if Snowbelt Cannabis fails to generate enough revenue, you could lose some or all of your mo

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Snowbelt Cannabis, and the revenue of Snowbelt Ca disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Snowbelt Cannabis to banks, commercial finance l financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to
Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Cro
Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subje
Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity
do not make recommendations regarding the appropriateness of a particular investment opportunity for a
investment advisers. Investors must make their own investment decisions, either alone or with their person
Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site.
tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have question
info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.